UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 40th SPECIAL SHAREHOLDERS’ MEETING

HELD ON NOVEMBER 06th, 2014

1. DATE, TIME AND PLACE: Held on November, 06th, 2014, at 11:00 a.m., at Telefônica Brasil S.A. (“Company”) headquarters, located in the City of São Paulo, State of São Paulo, at Avenue Eng. Luiz Carlos Berrini, 1376, Cidade Monções.

2. CALL NOTICE: Convened by Notice published on the Diário Oficial do Estado de São Paulo, on the editions of October 21, 22 and 23, 2014 (Empresarial - pages 8, 14, 12, respectively), and on the Valor Econômico newspaper, on the editions of October, 21, 22 and 23 (pages B11, B8, C8, respectively).

3. ATTENDANCE: Shareholders representing 91.85% of the holders of common shares of the Company, as per the records and signatures in the Shareholders' Attendance Book nº 002, pgs. 80 front to 81 front, achieving the legal quorum to install this Meeting and resolve on the matters on the Agenda. The Meeting was also attended by the Company’s executive officer Mr. Breno Rodrigo Pacheco de Oliveira, General Secretary and Legal Officer, and by the Board of Directors’ member, Mr. Antonio Gonçalves de Oliveira.

4. PRESIDING BOARD: Breno Rodrigo Pacheco de Oliveira – President and Carolina Simões Cardoso – Secretary.

5. AGENDA:

(a) Approve the increase of the limit of the Company’s authorized capital in the amount of 500,000,000 (five hundred million) common or preferred shares, with the consequent amendment to Article 4 of the Company’s Bylaws; and

(b) Approve the consolidated Bylaws.

Minutes of the 40th Special Shareholders’ Meeting (Pg. 1)

TEXT_SP/8330833v2/2523/914

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

6. RESOLUTIONS: The shareholders analyzed, discussed and approved:

6.1. By unanimity vote to approve the increase of the limit of the Company’s authorized capital in the amount of 500,000,000 (five hundred million) common or preferred shares, passing this limit from 1,350,000,000 (one billion three hundred and fifty million) shares to 1,850,000,000 (one billion eight hundred and fifty million) shares. Due to this change, the caput of Article 4 of the Company’s Bylaws shall become effective with the following wording:

“Article 4 - The Company is authorized to increase its capital stock up to the limit of 1,850,000,000 (one billion eight hundred and fifty million) common or preferred shares, and the Board of Directors is the body authorized to resolve on the capital increase and accordingly, the issuance of new shares, within the limit of authorized capital.”

6.2. Approve by unanimity vote, the consolidation of the Company's bylaws, which shall become effective as of the wording in Annex I hereto.

Minutes of the 40th Special Shareholders’ Meeting (Pg. 2)

TEXT_SP/8330833v2/2523/914

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

7. CLOSURE: After all the matters on the agenda had been discussed, the meeting was adjourned. The minutes were read, approved and signed, becoming aware the representatives of the shareholders of their issuance as a summary of the facts, in accordance with paragraph 1 of Article 130 of Law 6,404/76, as amended. It was factored further that, pursuant to paragraph 2 of Article 130 of Law 6,404/76, the publication of the minutes will be made with the omission of the signature of the shareholders. São Paulo, November 06th, 2014. (signatures) Breno Rodrigo Pacheco de Oliveira – Chairman of the Meeting, representing the Management; Carolina Simões Cardoso – Secretary of the Meeting; SP Telecomunicações Participações Ltda., by proxy Carolina Simões Cardoso; Telefônica Internacional S/A, by proxy Carolina Simões Cardoso; Telefônica Chile S.A., by proxy Breno Rodrigo Pacheco de Oliveira; Telefônica S.A., by proxy Carolina Simões Cardoso; represented by Citibank N.A., by proxy Paulo Roberto Esteves, the shareholders: Advanced Series Trust – AST Goldman Sachs Multi-Asset Portfolio, Brunei Investment Agency, Canada Pension Plan Investment Board, Ford Motor Company Defined Benefit Master Trust, Hand Composite Employee Benefit Trust, Japan Trustee Services Bank, Ltd. STB Brazil Stock Mother Fund, LVIP Blackrock Emerging Markets Index RPM Fund, State Street Bank and Trust Company Investment Funds for Tax Exempt Retirement Plans, Utah State Retirement Systems, Wells Fargo Advantage Diversified Stock Portfolio; represented by Banco Santander (Brasil) S.A., by proxy Paulo Roberto Esteves, the shareholder Amundi Actions Emergents; represented by Itaú Unibanco S.A., by proxy Paulo Roberto Esteves, the shareholder Amundi Funds; Sérgio Feijão Filho; Erivaldo Coelho Bastos; Antonio Gonçalves de Oliveira – Board of Director.

We certify that this is a faithful copy of the minutes of the 40th Special Shareholders’ Meeting, held on November 06th, 2014, drawn up in the proper book.

Carolina Simões Cardoso

Secretary

OAB/RJ 128,421

Minutes of the 40th Special Shareholders’ Meeting (Pg. 3)

TEXT_SP/8330833v2/2523/914

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	November 6, 2014	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director